Exhibit 99.3

InflaRx Reports First Quarter 2024
Financial Results and Provides Business Update

●	Virtual R&D event to be held on June 5, 2024 from 12:00 to 2:00 PM EDT – highlighting company plans for INF904 and the opportunity, the role of C5aR in chronic spontaneous urticaria (CSU) and hidradenitis suppurativa (HS) and C5a/C5aR signaling in human inflammatory diseases

●	INF904 multiple ascending dose (MAD) pharmacokinetic (PK) and pharmacodynamic (PD) data supporting best-in-class potential announced, and plans to initiate Phase IIa in CSU and HS by the end of 2024, with data availability anticipated in 2025

●	Phase III vilobelimab pyoderma gangrenosum (PG) trial expected to have an interim analysis in 2025

●	Cash, cash equivalents and marketable securities of €85.8 million, expected to fund operations at least into 2026

Jena, Germany, May 8, 2024 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics targeting the complement system, today announced financial results for the three months ended March 31, 2024, and provided an operating update.

Prof. Niels C. Riedemann, Chief Executive Officer and founder of InflaRx, commented: “InflaRx made tremendous progress during the early months of 2024, and is well positioned to advance vilobelimab and INF904 toward meaningful clinical milestones. Our pivotal trial with vilobelimab in PG continues to enroll patients, with an interim analysis expected next year. Patients suffering from PG have no approved treatment alternatives and often experience tremendous suffering. Thus, PG remains an area of high unmet medical need and represents a significant market opportunity for us. Phase I data for INF904 indicate best-in-class potential, and the possibility to address multiple sizable unmet needs, spurring our plans to initiate Phase IIa in CSU and HS by the end of this year. With our clear strategic focus on immuno-dermatology, and the additional potential of our drug candidates in the broader immunology inflammation field, we are excited about the path ahead of us”

Virtual R&D event on June 5, 2024

InflaRx will host a virtual research and development event on June 5, 2024. Guided by internationally renowned thought leaders, this event will focus on the planned development of InflaRx’s new orally administered, low molecular weight C5aR inhibitor, INF904, and the role of C5aR in CSU and HS. Discussions will address underlying development rationales and expected Phase IIa trial design, and provide insights into the commercial opportunity. In addition, the event will cover INF904’s broader therapeutic potential in the immuno-inflammation field and recent advances in our understanding of the role of C5a/C5aR signaling as it relates to human inflammatory diseases.

Featured key opinion leaders will include Prof. Dr. Marcus Maurer (Professor of Dermatology and Allergology, Institute of Allergology, Charité – Universitätsmedizin Berlin, Germany), Christopher Sayed, MD (Prof. of Dermatology, University of North Carolina, Medical School; and Secretary of the HS Foundation) and Prof. Dr. Jörg Köhl (Director of the Institute for Systemic Inflammation Research, University of Lübeck, Lübeck, Germany). The meeting will take place on June 5, from 12:00 PM EDT / 6:00 PM CEST to 2:00 PM EDT / 8:00 PM CEST.

To participate in the virtual R&D event, participants may pre-register here to receive a dedicated link and dial-in details to access the meeting.

Capital One Securities Dermatology Panel on May 14, 2024

InflaRx will also participate in the Capital One Securities 1st Annual Biotech/Biopharma Disrupters Event, as a panelist on a panel, titled “New Potential Dermatology Treatments for Psoriasis, Urticaria, and Alopecia” on May 14, 2024, at 2:30 PM EDT / 8:30 PM CEST.

Recent Highlights and Business Update

INF904 – Initial focus on CSU and HS, broader opportunities in I&I possible via partnering

In March 2024, InflaRx announced it had chosen two initial immuno-dermatology indications it intends to pursue with INF904 and that it plans to initiate a Phase IIa “basket study”. This open-label, 4-week, multi-dose trial enrolling CSU and HS patients is expected to begin by the end of 2024 and to assess safety, as well as PK and PD parameters. InflaRx anticipates releasing data from this Phase IIa study in 2025. Similarly, the company expects to initiate a Phase IIb study in 2025 as well. InflaRx is currently conducting additional pre-clinical studies, including chronic toxicology studies, to enable longer-term dosing of INF904.

CSU and HS are two chronic inflammatory skin conditions in which C5a has been suggested to play a significant role and where a high unmet need exists. In addition, as an oral drug with a mechanism of action currently not addressed by other drugs in development for these indications, the company sees a unique opportunity for INF904 to improve the standard of care.

INF904 - Positive topline results from Phase I trial support best-in-class potential

In January 2024, InflaRx reported results from the MAD part of a randomized, double-blind, placebo-controlled Phase I trial in healthy volunteers to assess the safety, tolerability and PK / PD properties of its orally administered, low molecular weight C5aR inhibitor, INF904.The safety analysis of INF904 in the Phase I study demonstrated that it was well tolerated in participants over the entire dose range and resulted in no safety signals of concern. There were no serious or severe adverse events observed at any dosing level. Both the single ascending dose and the MAD part of the study showed favorable PK and PD profiles, including achieving the desired blocking activity (>90%) of C5a-induced neutrophil activation in an ex vivo challenge assay using physiological and disease-relevant levels of C5a.

Vilobelimab in PG – Enrollment ongoing in pivotal Phase III trial

InflaRx is conducting a multi-national, randomized, double-blind, placebo-controlled pivotal Phase III study of vilobelimab for the treatment of ulcerative PG, a rare, chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. The trial has two arms: (1) vilobelimab plus a low dose of corticosteroids and (2) placebo plus the same low dose of corticosteroids. The primary endpoint of the study is complete closure of the target ulcer at any time up to 26 weeks after initiation of treatment.

The study has an adaptive design with an interim analysis blinded for the sponsor and investigators planned upon enrollment of approximately 30 patients (15 per arm). Depending on the results of the interim analysis, expected to occur in 2025, the trial sample size will be adapted, or the trial will be terminated due to futility. The total enrollment period is projected to be at least two years, depending on the total trial size after sample size adaptation.

Vilobelimab has been granted orphan drug designation for the treatment of PG by both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), as well as fast track designation by the FDA.

Vilobelimab GOHIBIC (vilobelimab) for the treatment of critically ill COVID-19 Patients – The InflaRx Commitment Program launched

In April, 2023, the FDA issued an Emergency Use Authorization (EUA) for GOHIBIC (vilobelimab) for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation (IMV) or extracorporeal membrane oxygenation (ECMO). In January 2024, InflaRx announced the launch of The InflaRx Commitment Program, pursuant to which the cost of GOHIBIC (vilobelimab) will be refunded for up to six (6) administered inpatient doses (the full treatment course) to institutions that meet the eligibility requirements*, for patients who were administered GOHIBIC (vilobelimab) in line with its EUA and who died due to COVID-19 in the intensive care unit.

InflaRx continues to explore funding options for vilobelimab as a treatment for acute respiratory distress syndrome (ARDS), including government grants as well as collaborations with third parties.

The Marketing Authorization Application (MAA) for the treatment of adult patients with SARS-CoV-2 induced septic ARDS receiving IMV or ECMO is under regulatory review by the European Committee for Medicinal Products for Human Use under the centralized procedure, which applies to all 27 member states of the European Union.

Vilobelimab abstract presentation at ATS 2024

An InflaRx abstract titled “Vilobelimab in Combination With Tocilizumab or Baricitinib Dramatically Improves Mortality in Critically Ill COVID-19 Patients: A Subgroup Analysis” has been accepted for presentation during a thematic poster session at the American Thoracic Society 2024 International Conference on Tuesday, May 21, from 11:30 AM PT / 2:30 PM ET / 8:30 PM CEST to 1:15 PM PT / 4:15 PM ET / 10:15 PM CEST.

Dr. Thomas Taapken, Chief Financial Officer of InflaRx, said: “In the first quarter of 2024, InflaRx strategically prioritized its efforts, focusing development activities in a select number of immuno-dermatology indications. Sharpening our profile in this way has helped put us in a strong financial position, allowing us to advance our clinical programs towards their next milestones and to fund operations at least into 2026.”

Financial Highlights – Q1 2024

Revenue

For the three months ended March 31, 2024, we realized revenues from the product sales of GOHIBIC (vilobelimab) in the amount of €36 thousand. Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute revenue for the InflaRx under IFRS 15. All revenues are attributed to sales made in the United States.

Cost of sales

The cost of sales during the three months ended March 31, 2024 mainly consists of write-downs of inventories that will expire prior to their expected sale.

Sales and marketing expenses

In the three-months ended March 31, 2024, we incurred €1.5 million of sales and marketing expenses. These expenses are primarily comprised of €0.3 million in personnel costs and €0.7 million in external services for distribution.

R&D expenses

R&D expenses incurred for the three months ended March 31, 2024 decreased by €7.4 million compared to the three months ended March 31, 2023. This decrease is primarily due to the fact that we incurred high third-party expenses in the first quarter of 2023 in connection with our efforts to develop the commercial manufacturing process and to obtain an EUA for GOHIBIC (vilobelimab).

General and administrative expenses

General and administrative expenses amounted to €3.6 million for each of the three months ended March 31, 2024 and March 31, 2023.

Other income

Other income for the three months ended March 31, 2024 amounted to €36 thousand (PY: €7.7 million). The decrease of €7.7 million in other income is due to the end of the government grant period on June 30, 2023.

Net financial result

Net financial result increased by €3.3 million to a gain of €2.8 million for the three months ended March 31, 2024 from a loss of €0.5 million for the three months ended March 31, 2023. This increase is mainly attributable to an increase of interest income on marketable securities by €0.5 million and an increase of foreign exchange result of €3.0 million. Other financial result consists of an adjustment for expected credit losses on marketable securities.

Net loss

Net loss for the first three months of 2024 amounted to €9.7 million, compared to €11.1 million in the first three months of 2023.

Net cash used in operating activities

Net cash used in operating activities for the first three months of 2024 increased to €14.9 million from €10.5 million for the comparable period in 2023.

Liquidity and capital resources

As of March 31, 2024, InflaRx’s total available funds were approximately €85.8 million, composed of €25.1 million in cash and cash equivalents and €60.7 million in marketable securities. These funds are expected to finance operations at least into 2026.

Additional financial information

Additional information regarding these results and other relevant information is included in the notes to the unaudited interim condensed consolidated financial statements as of March 31, 2024, as well as the consolidated financial statements as of and for the year ended December 31, 2023, in “ITEM 18. Financial Statements,” in InflaRx’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (SEC) on March 21, 2024.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2024 and 2023

	For the three months ended March 31,
	2024 (unaudited)	2023 (unaudited)
	(in €, except for share data)

Revenues	36,037	—
Cost of sales	(220,521)	—
Gross profit	(184,484)	—
Sales and marketing expenses	(1,459,539)	—
Research and development expenses	(7,301,810)	(14,731,908)
General and administrative expenses	(3,579,150)	(3,608,554)
Other income	36,323	7,746,189
Other expenses	(30)	(566)
Operating result	(12,488,690)	(10,594,839)
Finance income	908,426	456,036
Finance expenses	(4,632)	(5,528)
Foreign exchange result	1,824,375	(1,137,310)
Other financial result	103,285	197,808
Income taxes	—	—
Income (loss) for the period	(9,657,236)	(11,083,833)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(25,538)	(16,785)
Total comprehensive income (loss)	(9,682,774)	(11,100,618)

Share information (based on income (loss) for the period)
Weighted average number of shares outstanding	58,883,272	44,771,703
Income (loss) per share (basic/diluted)	(0.17)	(0.25)

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of March 31, 2024 and December 31, 2023

	March 31, 2024 (unaudited)	December 31, 2023
	(in €)
ASSETS
Non-current assets
Property and equipment	284,043	289,577
Right-of-use assets	1,056,966	1,071,666
Intangible assets	52,145	68,818
Other assets	244,009	257,267
Financial assets	2,490,202	9,052,741
Total non-current assets	4,127,365	10,740,069
Current assets
Inventories	11,048,645	11,367,807
Current other assets	5,869,744	4,036,650
Trade receivables	35,242	—
Tax receivable	2,098,276	3,791,564
Other financial assets	58,812,905	77,504,518
Cash and cash equivalents	25,103,058	12,767,943
Total current assets	102,967,870	109,468,483
TOTAL ASSETS	107,095,235	120,208,552

EQUITY AND LIABILITIES
Equity
Issued capital	7,065,993	7,065,993
Share premium	334,211,338	334,211,338
Other capital reserves	41,910,754	40,050,053
Accumulated deficit	(295,785,055)	(286,127,819)
Other components of equity	7,356,629	7,382,166
Total equity	94,759,658	102,581,730
Non-current liabilities
Lease liabilities	727,058	745,716
Other liabilities	36,877	36,877
Total non-current liabilities	763,935	782,593
Current liabilities
Trade and other payables	7,607,757	11,974,362
Lease liabilities	378,089	374,329
Employee benefits	637,607	1,609,766
Other liabilities	2.948.189	2,885,772
Total current liabilities	11,571,642	16,844,229
Total liabilities	12,335,557	17,626,822
TOTAL EQUITY AND LIABILITIES	107,095,235	120,208,552

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2024 and 2023

(in €)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2024	7,065,993	334,211,338	40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period	—	—	—	(9,657,236)	—	(9,657,236)
Exchange differences on translation of foreign currency	—	—	—	—	(25,538)	(25,538)
Total comprehensive loss	—	—	—	(9,657,236)	(25,538)	(9,682,774)
Equity-settled share-based payments	—	—	1,860,701	—	—	1,860,701
Balance as of March 31, 2024	7,065,993	334,211,338	41,910,754	(295,785,055)	7,356,629	94,759,658

Balance as of January 1, 2023	5,364,452	282,552,633	36,635,564	(243,460,290)	7,257,081	88,349,440
Loss for the period	—	—	—	(11,083,833)	—	(11,083,833)
Exchange differences on translation of foreign currency	—	—	—	—	(16,785)	(16,785)
Total comprehensive loss	—	—	—	(11,083,833)	(16,785)	(11,100,618)
Equity-settled share-based payments	—	—	1,207,048	—	—	1,207,048
Share options exercised	8,548	115,399	—	—	—	123,947
Balance as of March 31, 2023	5,373,000	282,668,032	37,842,612	(254,544,123)	7,240,295	78,579,816

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2024 and 2023

	For the three months ended March 31,
	2024 (unaudited)	2023 (unaudited)
	(in €)
Operating activities
Loss for the period	(9,657,236)	(11,083,833)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	123,949	147,969
Net finance income (expense)	(2,831,454)	488,994
Share-based payment expense	1,860,701	1,207,048
Net foreign exchange differences	(119,126)	(106,793)
Changes in:
Financial assets from government grants	—	(2,701,076)
Inventories	319,162	—
Trade receivables	(35,242)	—
Employee benefits	(972,159)	(834,713)
Other assets	(126,547)	7,515,105
Other liabilities	62,417	15,986
Liabilities from government grants received	—	(5,033,779)
Trade and other payables	(4,366,605)	(371,445)
Interest received	875,990	245,971
Interest paid	(2,214)	(5,627)
Net cash used in operating activities	(14,868,364)	(10,516,193)
Investing activities
Purchase of intangible assets, property and equipment	(16,069)	(6,046)
Purchase of current financial assets	(3,566,235)	(25,120,832)
Proceeds from the maturity of financial assets	30,527,108	21,540,578
Net cash from/(used in) investing activities	26,944,804	(3,586,300)
Financing activities
Proceeds from exercise of share options	—	123,947
Repayment of lease liabilities	(85,706)	(93,744)
Net cash from/(used in) financing activities	(85,706)	30,202
Net increase/(decrease) in cash and cash equivalents	11,990,733	(14,072,291)
Effect of exchange rate changes on cash and cash equivalents	344,381	(95,814)
Cash and cash equivalents at beginning of period	12,767,943	16,265,355
Cash and cash equivalents at end of period	25,103,058	2,097,250

About InflaRx

InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx’s lead product candidate, vilobelimab, is a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies in different indications. InflaRx is also developing INF904, an orally administered, small molecule inhibitor of the C5a receptor. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jan Medina, CFA	MC Services AG
Vice President, Head of Investor Relations	Katja Arnold, Laurie Doyle, Dr. Regina Lutz
Email: IR@inflarx.de	Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals and related treatment recommendations by medical/healthcare institutes and other third-party organizations, our ability to successfully commercialize and the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals or our other product candidates; our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under an EUA and in the future if approved for commercial use in the United States or elsewhere; our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of COVID-19 and other debilitating or life-threatening inflammatory indications, including PG, and any other product candidates including INF904, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of our product candidates and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our MAA submission for vilobelimab and our BLA submission for GOHIBIC (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or GOHIBIC (vilobelimab) for any indication; whether the FDA, the EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our expectations regarding the scope of any approved indication for vilobelimab; our ability to leverage our proprietary anti-C5a and C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.